antisense
THERAPEUTICS

[redacted]

07023927

9 May 2007

RECEIVED MAY 31 2007 160

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sir/Madam

Re: Antisense Therapeutics Limited

Please find attached copies of documents lodged with the Australian Stock Exchange (ASX).

Date of Announcement/Lodgement	To:	Title	No of pages
13 April 2007	ASX	ATL1102 Phase IIa Trial Update	1
20 April 2007	ASX	Appendix 4C – Quarterly Cashflow Report	5
3 May 2007	ASX	Antisense Therapeutics – US Presentations	12
8 May 2007	ASX	CEO Interview with Aegis Equities Research	6

Yours sincerely

PROCESSED
JUN 04 2007
THOMSON FINANCIAL

Mark Diamond
Managing Director

Encls.

LEVEL 1, 10 WALLACE AVENUE TOORAK VIC 3142 AUSTRALIA TEL +61 (3) 9827 8999 FAX +61 (3) 9827 1166 WEB WWW.ANTISENSE.COM.AU
ANTISENSE THERAPEUTICS LIMITED ABN 41 095 060 745

antisense THERAPEUTICS

13 April 2007

ATL1102 Phase IIa Multiple Sclerosis Trial Update

- 20 patients now enrolled and dosed
- Approval received in Czech Republic to initiate new trial sites
- Results on course to be reported 4th Quarter 2007

Antisense Therapeutics Limited (ASX:ANP) is pleased to announce that it has now enrolled and dosed 20 patients in its Phase IIa Multiple Sclerosis (MS) trial. Most of these patients have been enrolled since the last trial update on 25th January this year when ANP announced that it had received approval to start the trial in certain Central Eastern European countries. The Czech Republic has joined Bulgaria, Romania, Slovak Republic and Germany in enrolling for the 80 patient trial to assess the safety and efficacy of ATL1102 for relapsing remitting MS. ANP has applications in place for a further two countries to be added – Poland and Russia, these being the last two countries to which it intends to expand the study.

With the addition of the new trial sites in Czech Republic, and upon approval, in Poland and Russia, ANP anticipates completing enrollment, dosing and the subsequent monitoring of the 80 patients in time to report results of the trial by the end of the year, in line with previous expectations.

The Data and Safety Monitoring Board has established and oversees a strict safety protocol for the conduct of the trial. ANP can report that to date there have been no withdrawals of patients due to adverse events.

While the expansion of the trial into the new territories of Czech Republic, Poland and Russia will lead to a slight increase in trial costs, based on its forecasts the Company has sufficient funding to complete the trial.

About ATL1102 for MS

ATL1102 is a second generation antisense inhibitor of CD49d, a subunit of VLA-4 (Very Late Antigen-4), and is currently in Phase IIa clinical trials as a treatment for MS. In inflammation, white blood cells (leukocytes) move out of the bloodstream into the inflamed tissue, for example, the CNS in MS, and the lung airways in asthma. The inhibition of VLA-4 may prevent white blood cells from entering sites of inflammation, thereby halting progression of the disease. Antisense inhibition of VLA-4 has demonstrated positive effects in a number of animal models of inflammatory disease including MS.

About Antisense Therapeutics Limited

Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

Rule 4.7B

Appendix 4C – 3rd Quarter

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of Entity:

Antisense Therapeutics Limited

ABN: 41 095 060 745

Quarter Ended ('Current Quarter') 31st March 2007

Consolidated Statement of Cash Flows

	Cash Flows Related to Operating Activities	Current Quarter $A'000	Year-to-Date (9 months) $A'000
1.1	Receipts from customers	-	-
1.2	Payments for: (a) staff costs	(325)	(915)
	(b) advertising and marketing	(19)	(36)
	(c) research and development	(210)	(556)
	(d) leased assets	-	-
	(e) other working capital	(309)	(649)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	143	365
1.5	Interest and other costs of finance paid	-	-
1.6	Income taxes paid	-	-
1.7	Other (provide details if material)	-	-
	Net Operating Cash Flows	**(720)**	**(1,791)**

+ See chapter 19 for defined terms.

		Current Quarter $A'000	Year-to-Date (9 months) $A'000
1.8	**Net Operating Cash Flows (carried forward)**	**(720)**	**(1,791)**
	<u>Cash Flows Related to Investing Activities</u>		
1.9	Payment for acquisition of:		
	(a) businesses (item)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	(3)	(6)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (provide details if material)	-	-
	Net Investing Cash Flows	**(3)**	**(6)**
1.14	**Total Operating and Investing Cash Flows**	**(723)**	**(1,797)**
	<u>Cash Flows Related to Financing Activities</u>		
1.15	Proceeds from issues of shares, options, etc.	-	2,070
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	-
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other (Capital Rasing Costs)	-	(24)
	Net Financing Cash Flows	**-**	**2,046**
	Net Increase / (Decrease) in Cash Held	**(723)**	**249**
1.21	Cash at beginning of quarter/year to date	9,211	8,239
1.22	Exchange rate adjustments to item 1.20	-	
1.23	**Cash at End of Quarter**	**8,488**	**8,488**

+ See chapter 19 for defined terms.

Payments to Directors of the Entity and Associates of the Directors

Payments to Related Entities of the Entity and Associates of the Related Entities

		Current Quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	237
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Item 1.24 Reflects the following related party payments:

(a) Total amounts paid to directors include director's fees, salaries, payroll tax and superannuation of $134K (YTD: $364K).
(b) Dr Bennett, a director of the Company is Vice President, Research of Isis. A total amount of $92K (YTD: $134K) was paid to Isis for research and development related services provided by them to Antisense Therapeutics Limited ("ATL").
(c) Professor George Werther, a director of the company, is an executive officer of the Murdoch Childrens Research Institute ("MCRI"). An amount of $11K (YTD: $78K) was paid to the MCRI for facilities provided and services performed by them for ATL.

Non-Cash Financing and Investing Activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

-

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

-

Financing Facilities Available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount Available $A'000	Amount Used $A'000
3.1	Loan facilities	-	-
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of Cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.	**Current Quarter $A'000**	**Previous Quarter $A'000**
4.1 Cash on hand and at bank	988	1,711
4.2 Deposits at call	7,500	7,500
4.3 Bank overdraft	-	-
4.4 Other - Bank Guarantee / Trust	-	-
Total: Cash at End of Quarter (item 1.22)	**8,488**	**9,211**

Acquisitions and Disposals of Business Entities

	Acquisitions *(Item 1.9(a))*	**Disposals** *(Item 1.10(a))*
5.1 Name of entity		-
5.2 Place of incorporation or registration	-	-
5.3 Consideration for acquisition or disposal	-	-
5.4 Total net assets	-	-
5.5 Nature of business	-	-

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does give a true and fair view of the matters disclosed.

Sign Here:

Print Name: **Phillip Hains** Date: 20th April 2007

Company Secretary

The CFO Solution
www.thecfo.com.au
20/04/2007

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.

antisense
THERAPEUTICS

3 May 2007

ANTISENSE THERAPEUTICS – US PRESENTATIONS

Antisense Therapeutics this week will be presenting to various analysts/investor groups in the US. A copy of the company's updated presentation is attached.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

Contact Information:
Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

antisense
THERAPEUTICS



Forward Looking Statements

This presentation contains forward-looking statements regarding the company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs that can be proven to be safe and effective for use as human therapeutics, and in the endeavour of building a business around such products and services. Actual results could differ materially from those discussed in this presentation. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the Antisense Therapeutics Limited Annual Report for the year ended 30 June 2006 and the Half Year Report for half year ended 31 December 2006, copies of which are available from the company or at www.antisense.com.au.

antisense
THERAPEUTICS

ANP: Investment Fundamentals

- Lead compound ATL1102 in Phase IIa MS trial
  - *MS market >US$5B; need for improved therapies*
- Antisense science clinically validated
  - *> 20 antisense drugs in clinical trials globally*
- ATL1102 target (VLA-4) clinically validated
  - *Tysabri® same target; superior efficacy to existing MS treatments*
- ANP Value opportunity
  - *Market cap A$20M; Cash @ March '07 A$8.5M; no debt*

antisense THERAPEUTICS

3

Business Strategy

- Leverage technology development by Isis Pharmaceuticals
  - *Mature and well characterised platform technology*
  - *Isis; one antisense drug on market; 17 in development*
  - *ANP's exclusive licenses cover range of potential targets/applications*
- Utilise technology know-how to fast track project development
  - *Lead compound ATL1102 for MS in Phase IIa clinical trials*
- Build high quality product pipeline
  - *ATL1102 for MS plus 2 compounds in pipeline that have demonstrated exciting potential in animal pharmacology studies*
- Business Model - derive early revenues from out-licensing

antisense THERAPEUTICS

4

How antisense technology works


Gene
(DNA)
mRNA
Proteins
Transcription
Translation
Antisense
Drug
(Oligonucleotide)
D
I
S
E
A
S
E
Traditional Drug

....Blocks disease-causing proteins from being produced

antisense
THERAPEUTICS

5

Second Generation Chemistry

from proof of concept to versatile drug platform

- First generation chemistry was important for proof-of-concept in man. Identified the strengths and limitations of the technology.

Strengths	**Limitations**
Selectivity	**Potency**
Rapid ID of leads	**Duration of action**
Local applications	**Chronic toxicities**
	I.V. dosing (for systemic)


MOE
Deoxy
MOE

- Second Generation chemistry (2'-MOE) brings all the strengths of first generation chemistry and addresses the limitations:
  - **10 – 15 fold increase in potency**
  - **5 – 20 fold increase in duration of action**
  - **Marked decrease in toxicities & increase in therapeutic index**
  - **S.C. dosing once a week or less frequently**

antisense
THERAPEUTICS

6

Lead product: ATL1102 for Multiple Sclerosis

Disease & Market

- Life-long chronic disease of the central nervous system
  - *No cure: goal is to reduce the severity and frequency of relapses and to stop disease progression*
- Global drug sales of >US$5bn in 2006
- Beta-interferon first line therapy
  - *Dose limiting side effects (flu-like symptoms)*
  - *Not effective in all patients*
  - *Longer term efficacy benefits uncertain*
  - *Neutralising antibodies formed which reduce clinical effectiveness*
- Need for more effective drug with less side effects

antisense
THERAPEUTICS

7

ATL1102 for Multiple Sclerosis

ATL1102 - 2nd generation antisense inhibitor of VLA-4 protein



Lymphocyte migration through blood vessel wall
Free Lymphocyte
BRAIN
mRNA Translation block of VLA-4
5' UTR
Blood vessel
Lymphocyte VLA-4 binding to Endothelium
RNase H degradation
3' UTR

Inhibition of VLA-4 prevents white blood cells (lymphocytes) from entering CNS (Brain) where they are known to contribute to pathogenesis of MS

antisense
THERAPEUTICS

8

ATL1102 for Multiple Sclerosis

Product

- 2nd generation antisense inhibitor of VLA-4 protein
- VLA-4 is a clinically validated target in MS (Tysabri®)
  - *Tysabri® monoclonal antibody (mAb) to VLA-4*
  - *Most effective MS drug to date for treatment of relapsing-remitting MS*
    - ***Twice as effective as interferon at reducing relapse rates***
- Antisense inhibition of VLA-4 has demonstrated positive effects in work undertaken to date
  - *Compelling animal data in MS animal studies comparable to VLA-4 mAb*
  - *Data published in peer reviewed scientific journal*
  - *Phase I study confirmed ATL1102 to be safe and well tolerated*
- Patents granted in US, Europe, Australia and Japan; pending in Canada

antisense THERAPEUTICS

9

VLA-4 Antisense Activity in MS Mouse Model

Data shows effect of antisense drug in reducing disease severity



saline
antisense 1 mg/kg prophylactic
antisense 1 mg/kg therapeutic
Disease Severity
3.5
3
2.5
2
1.5
1
0.5
0
Therapeutic dosing
1 3 7 9 11 13 15 17 19 21 23 25 27 29 31 36 38 41 43 47 49
Days After Immunization

antisense THERAPEUTICS

Myers et al. J. Neuroimmunol. 160:12-24. (2005)

10

ATL1102 for Multiple Sclerosis

Phase IIa MS trial

- To assess safety & efficacy in 80 patients with relapsing-remitting MS
- Multi-centre, randomised, double-blinded, placebo-controlled clinical trial in Europe
- Dosing: subcutaneous injection, twice per week over 8 weeks
- MRI indices measured at monthly intervals for 16 weeks
- Dosing and monitoring expected to be completed in time for results to be reported by end CY'07

antisense THERAPEUTICS

11

ATL1102 for Multiple Sclerosis

Phase IIa MS trial

- Primary objective "to obtain preliminary evidence of ATL1102 effectiveness as assessed by MRI"
- MRI (magnetic resonance imaging); diagnostic technique used to monitor MS lesions in the brain
- Reduction in number of new active lesions is marker of drug's effectiveness
  - *Key indicator of drug activity in earlier stage MS trials*
- Phase IIa study will determine the effect of ATL1102 on the appearance of new active lesions vs placebo

antisense THERAPEUTICS

12

ATL1102 for Multiple Sclerosis

Features of ATL1102 – Competitive advantages

- More convenient
  - *Subcutaneous injection allows potential self administration by patients unlike Tysabri ®*
- Cheaper to make
  - *Anticipate lower manufacturing costs than biologically derived drugs (e.g beta interferon and Tysabri ®)*
- No neutralising antibodies
  - *Neutralising antibodies formed against beta interferon and Tysabri ® rendering them ineffective*
- Unique (antisense) mechanism
  - *Potential efficacy and safety advantages*

antisense THERAPEUTICS

13

Pipeline: ATL1103 for growth & sight disorders

- Antisense inhibitor to the Growth Hormone receptor (GHr)
- GH action is mediated through IGF-I hormone
  - ***Acromegalics** have elevated levels of both GH and IGF-I*
  - *↓ IGF-I is associated with clinical improvement in **retinopathy***
- Activity of GHr antisense confirmed in animal models
  - *Successfully suppressed circulating IGF-I levels in primates*
  - *Significantly reduced retinal neo-vascularisation (new blood vessels) in mouse animal model of retinopathy*
  - *Data on suppression of circulating IGF-1 levels in mice published in peer reviewed scientific journal (Tachas, Lofthouse, Wraight, et al. J Endocrinol 189, 147-54, 2006)*

antisense THERAPEUTICS

14

ATL1103 pre-clinical mouse pharmacology

IGF-I suppression

Tachas, Lofthouse, Wraight et al. J Endocrinol 189, 147-54 (2006).



serum IGF-I at day 7 (ng/ml)
45% decrease, p<0.005
saline
ASO

GHr mRNA target inhibition



Relative GHR mRNA level
saline
ASO

Inhibition of retinal neovascularisation



Blood vessel profiles/field of inner retina
*P<0.0001 compared to all sham groups
#P<0.0005 compared to ROP+vehicle
##P<0.0001 compared to ROP+vehicle
RoP
Sham
RoP
sham
5mg
10mg
20mg
30mg
ROP
5mg
10mg
20mg
30mg

ATL227446 dose / kg body weight, i.p.

Presented at EASD 41st Annual Meeting, Athens, September 2005

antisense THERAPEUTICS

15

ATL1103 active in primates

- ATL1103 is active in non-human primates
- Significant suppression of hepatic target mRNA
- Pharmacologically relevant suppression of circulating IGF-I
- Pharmacological paradigm demonstrated in primates

Hepatic GHr mRNA levels



GHr mRNA levels in monkey livers (relative to18S)
120
100
80
60
40
20
0
***
Vehicle
5
10
20
ATL1103 dose (mg/ml)

Mean IGF-I level (vehicle normalised % baseline)



Vehicle
ATL1103 (20mg/kg/week)
ATL1103 (10mg/kg/week)
ATL1103 (5mg/kg/week)
Serum IGF-I levels (%)
150
100
50
0
Prebleeds
Week 1
Week 2
Week 3
Week 4
Week 5
Week 6

Antisense Therapeutics Ltd. proprietary data

16

ATL1103 for growth & sight disorders

- Development path has reduced risk
  - *GHr target is clinically validated in acromegaly*
  - *GHr is expressed in liver which is a target organ for antisense drug distribution*
  - *Ability to test for drug activity (serum IGF-I is clinical endpoint) in early human studies*
  - *Limited competition*
  - *Potential dosing, administration and cost advantages*
- Moving into development with manufacture of drug for pre-clinical toxicology studies

antisense THERAPEUTICS

17

Pipeline: Inhaled ATL1102 for asthma

Product

- Inhaled VLA-4 antisense
  - Positive effects demonstrated in acute asthma model (mouse)
  - Drug active at low inhaled doses
  - Key asthma indicators suppressed
    - » *airway hyperresponsiveness*
    - » *lung eosinophilia*
    - » *airway mucous accumulation*
- Existing pre-clinical and clinical data on ATL1102 in MS would support clinical development of inhaled ATL1102 in asthma
- Either develop further or partner/license ongoing development

antisense THERAPEUTICS

18

Antisense Therapeutics Limited

Key Shareholders

- Circadian Technologies 19.2%
- Firebird (US fund) 11.2%
- Syngene * 10.2%
- Isis Pharmaceuticals 7.5%

* 42% owned by Circadian

antisense THERAPEUTICS

19

Looking forward (2007)

- **ATL1102 for MS**
  - *Progress of Phase IIa trial*
  - *Report results of trial (Forecast 4Q'07)*
  - *Look to out-license on successful trial outcomes*
- **Pipeline**
  - *Move ATL1103 into development*
  - *Develop or out-license ATL1102 for asthma*

antisense THERAPEUTICS

20

ANP: Investment Fundamentals

- Lead compound ATL1102 in Phase IIa MS trial
  - *MS market >US$5B; need for improved therapies*
- Antisense science clinically validated
  - *> 20 antisense drugs in clinical trials globally*
- ATL1102 target (VLA-4) clinically validated
  - *Tysabri® same target; superior efficacy to existing MS treatments*
- ANP Value opportunity
  - *Market cap A$20M; Cash @ March '07 A$8.5M; no debt*

antisense THERAPEUTICS

21

antisense
THERAPEUTICS

8 May 2007

CEO INTERVIEW WITH AEGIS EQUITIES RESEARCH

Antisense Therapeutics Limited is pleased to release the attached transcript of an interview given by Chief Executive Officer, Mr Mark Diamond, to John Kessell, Healthcare Analyst, Aegis Equities Research.

About Antisense Therapeutics Limited
Antisense Therapeutics Limited (ASX: ANP) is an Australian publicly listed biopharmaceutical drug discovery and development company. Its mission is to create, develop and commercialise novel antisense pharmaceuticals for large unmet markets.

Contact Information: Website: www.antisense.com.au
Managing Director – Mark Diamond +61 3 9827 8999
Company Secretary – Phillip Hains +61 3 9824 5254

Aegis Corporate Insights

ASX	ANP
Bloomberg	ANP.AU
Reuters	ANP.AX

2 May 2007

Antisense Therapeutics Limited

Sector: Health Care

The following is a transcript of an interview conducted by John Kessell, Healthcare Analyst at Aegis. For more on Antisense Therapeutics (ANP) see our Blue Book series at www.aer.com.au or go to the ANP website at www.antisense.com.au

antisense THERAPEUTICS

John Kessell – Healthcare Analyst

The company, Antisense Therapeutics, is based on antisense compounds licensed from US strategic partner, ISIS. What exactly are antisense drugs, and why does the company believe that this class of drugs has promise?

ANP CEO – Mark Diamond

Antisense technology is an innovative way of making highly targeted and thereby, highly effective medicines. Antisense drugs differ from most conventional medicines in their mechanism of action. Conventional drugs work by binding directly with disease-causing proteins to block or inhibit their action. Antisense drugs work a step earlier by blocking the production of the disease-causing protein in the first instance.

As their mechanism of action is very specific for the disease target, antisense drugs generally are perceived to be more targeted in treating a disease than their conventional drug counterparts. That's one of the primary reasons that Antisense Therapeutics is excited by this technology.

There are now 20 antisense drugs in clinical development, at least half of which are in late stage development, and so it is an area where there's a significant amount of innovation. ISIS, who are a world leader in the field of antisense technology, has 17 drugs in development, either in its own pipeline or with partners.

The technology has been under development for a number of years, and, as such, it has been through various iterations or improvements, from first to second generation antisense technology. These improvements have resulted in compounds that are both safe and highly effective. The improvements that have come with the second generation antisense technology have widened the application of these drugs to a broad group of diseases, including, of course, multiple sclerosis (MS), which we are very interested in.

The drugs have the same basic chemical structure or backbone, as we describe it, and therefore have very similar pharmacokinetic and safety profiles, which means that when we're looking at the progress of the second generation antisense drugs through the clinic, we get a very good impression of how our compound is likely to perform in later stage clinical trials.

So, this is a very mature technology, where not only have we been able to establish the safety and activity of these compounds but we also know how to manufacture these drugs and administer them effectively to patients. Thus, owing to its maturity, the technology has a much lower risk profile than that of other technologies that haven't advanced as far in the clinic.

The second generation antisense drugs are more stable, potent and less toxic. These drugs are being applied in a broad range of diseases. ISIS has, as its most advanced second generation antisense drug, a drug that it's developing for the treatment of high cholesterol. This agent has shown remarkable activity in clinical studies to date. Over three months of treatment, this drug has shown to be performing as good as, if not better than, any other current agent available for treating high cholesterol.

Also, this drug has shown to be well tolerated. Importantly, the doses that ISIS has used in this particular clinical study are similar to what we're using in our Phase II clinical trial, which gives us a great deal of confidence about the safety profile of our drug. ISIS has successfully completed one-year safety studies on this cholesterol-lowering agent and is due to commence registration studies this year, which are directed at getting the compound approved.

Hence, the technology has advanced a long way. There have been very critical improvements made to this technology. So, from our perspective, the technology is living up to its promise of delivering drugs that are very effective in treating human diseases.

John Kessell – Healthcare Analyst

ATL1102 is currently in Phase IIa trials for multiple sclerosis. This drug targets the same receptor as Biogen Idec and Elan's antibody drug, Tysabri. Tysabri was taken off the markets for just over 12 months due to concerns about rare reports of the drug being associated with a fatal neurological condition, PML.

Tysabri was allowed back on the market by the FDA in July 2006, but what does Tysabri's association with PML mean for Antisense's drug, ATL1102, given that they share the same receptor?

ANP CEO – Mark Diamond

When the news broke that Tysabri had been withdrawn from the market because of its association with the fatal neurological condition, PML, Antisense Therapeutics decided to halt its clinical study underway in Europe to assess whether the safety issue associated with Tysabri was in any way relevant to our development plans and if there were any implications for the development of ATL1102.

The company went through an exhaustive assessment process with a group of leading MS experts. We brought together a medical advisory board of key opinion leaders in the field of MS and it was this board's opinion that Antisense Therapeutics should continue with the development of ATL1102, as it felt the drug had very exciting prospects for the treatment of MS.

These experts also understood that while ATL1102 shared the same biological target as Tysabri in VLA4, the drugs had different mechanisms, with ATL1102 being an antisense drug and Tysabri being a monoclonal antibody. The medical advisory board believes this difference may be germane to the safety issue that had been observed with Tysabri.

The medical advisory board was also aware that PML observed in the clinical trials of Tysabri occurred when the drug was used in combination with Interferon or in an immuno-compromised setting. As we did not intend to use ATL1102 in either of these settings, the board perceived the risk of observing PML safety issues in our clinical trial to be very low.

Hence, we've continued with the development of ATL1102. We've been advised by our Medical Advisory Board to incorporate into our study a process for monitoring the PML safety issue. PML is caused by a virus, the JC virus. In our study, we're able to monitor the activation of this particular virus. Importantly, to date in our study, we've seen nothing that would suggest that our drug is having any impact on the JC virus state of these patients.

We believe, however, that it's very important to focus on the positive attributes of Tysabri, which is that targeting VLA4, as Tysabri does, has led to the development of the most efficacious drug for treating patients with relapsing-remitting MS to date.

Tysabri is significantly more effective than anything that's either on the market or in development for treating MS. So, it's a very exciting target, and we are in a unique position by being able to work on this particular target. We have the ability to avoid or circumvent patents that prevent others from targeting VLA4 in MS.

Aegis Corporate Insights

antisense THERAPEUTICS

We know that VLA4, or targeting VLA4, is likely to have a role in other disease indications such as rheumatoid arthritis, asthma and inflammatory bowel disease. We have a unique position in that we know that we do not infringe on relevant intellectual property and we're very excited by the prospect of having a drug that's not only as efficacious as Tysabri but also potentially safer. Thus, we believe we have the prospect of a blockbuster drug.

John Kessell – Healthcare Analyst

Tysabri's global sales have grown rapidly since its reintroduction in July 2006 to reach US$48M in the first quarter of calendar year 2007. What sort of annual sales do you see as being achievable for Tysabri and how does this relate to ATL1102's market potential?

ANP CEO – Mark Diamond

Market analysts have been predicting the blockbuster potential of Tysabri for some time now and I can say that Biogen Idec has also recognised that this drug has the potential to out sellthe company's other drug that it markets for the treatment of MS, Avonex, which has sales in excess of a billion dollars.

The current market for MS drugs is US$5B. There are four drugs on market, each selling for more than a billion dollars. Biogen has estimated that the market will grow to US$11B by 2016. A significant portion of this growth will come through the growth of Tysabri sales in the market. Biogen Idec have identified that there are potentially around 300,000 patients in whom the current therapy is not meeting their clinical needs.

At an annualised cost of treatment of US$20,000-US$30,000 a year, a drug would only need to take 10% of that particular potential market to have sales in excess of a billion dollars. So the market opportunities are very significant for Tysabri, and this would apply to our drug as well, which has the same biological target as that of Tysabri. So we would see ourselves having the same-sized market opportunity for our drug but with important advantages over Tysabri, including being cheaper, easier dose and, possibly, safer.

John Kessell – Healthcare Analyst

Turning to the Phase IIa trial for ATL1102, what are the objectives of this trial?

ANP CEO – Mark Diamond

The Phase IIa trial is being conducted to confirm both the activity and the safety of ATL1102 in the treatment of patients with relapsing-remitting MS. The primary objective of this study is to show a reduction in MS lesions in the brain of these patients. This is assessed via magnetic resonance imaging, which is a recognised clinical end-point for the treatment of MS.

Our study is an 80-patient placebo-controlled, double blind, randomised trial. This is a high standard of running an MS trial and was confirmed by the experts on our medical advisory board, who had reviewed the trial design for our study. So, our objective is to complete a high-quality study with outcomes that will attract a quality partner to continue the development of ATL1102.

John Kessell – Healthcare Analyst

Dosing of patients in the current Phase IIa trial for ATL1102 was initiated in June 2006. But as of this month, only 20 patients have been dosed. The company has recently added a number of new trial sites across Central and Eastern Europe to accelerate enrolments.

Why has the trial taken longer than expected to enrol patients and what is the basis for your confidence that the trial results will be reported by the end of calendar year 2007?

ANP CEO – Mark Diamond

We encountered challenges in Germany in enrolling patients into the study. Unfortunately, we were not able to meet our expectations in terms of enrolment from the German sites. However, we responded promptly by expanding our trial into Eastern Europe. In January of this year, we received approval to begin dosing patients from three Central and Eastern European countries. The delay was in the time that it took us to get approval from the

regulatory authorities in these countries to start the study there.

So the 20 patients that have been dosed, as per our last announcement, have essentially been in the period since we received approval to start dosing patients in Central and Eastern Europe. We're expecting to have seven countries involved in this particular trial, with approvals in Russia and Poland expected shortly. It's with the addition of these countries that we are now confident of being able to report our results by the end of the year.

John Kessell – Healthcare Analyst

Assuming future trials all go well, could you map out for us the expected timeline for ATL1102 until commercialisation? When is the best-case scenario for ATL1102 to be launched on the market and how many years of patent protection would this leave it with?

ANP CEO – Mark Diamond

We are looking to find a partner for our drug at the end of the Phase II clinical studies. So, the commercialisation timeline really starts from the end of the year where we'd be expecting to receive significant licensing income from the out-licensing of ATL1102.

Our patent protection on this compound is broad and we are also fortunate to have patents in place in both the US and Europe until 2023. So we've a long patent life on this compound and certainly sufficient patent protection to interest a partner to continue the development of this drug.

John Kessell – Healthcare Analyst

Is Antisense's licence for ATL1102 from ISIS dependent on the company meeting specific milestones within certain time periods or does Antisense have complete security over this licence through the commercialisation of the drug?

ANP CEO – Mark Diamond

Yes, we do have performance milestone obligations in our agreement with ISIS. To date, we have met all of the relevant milestones associated with the development of ATL1102 and that has been confirmed by ISIS. So, we will continue to keep our licences as long as we meet those ongoing performance requirements.

John Kessell – Healthcare Analyst

Antisense also has an early stage drug, ATL1103, which is being developed for use in the growth disorder, acromegaly, as well as for diabetic retinopathy, a common cause of blindness. You are now moving this drug into pre-clinical development. When do you expect ATL1103 to start its first human clinical trial?

ANP CEO – Mark Diamond

We are looking to manufacture the drug to start toxicology studies in the second half of this year. Therefore, we would anticipate commencing a clinical trial of ATL1103 in late 2008. ATL1103 has shown significant results in animal studies to date. We're not only impressed by the quality of the animal data that we've generated on ATL1103 but we also believe that the compound is very exciting because we have a clinical end-point in the reduction of serum IGF1, which we can easily measure in early clinical studies which significantly reduces the risk going into these studies.

We're looking at moving forward initially in the niche indication acromegaly and we anticipate that we will be able to take the orphan drug approval route, where we'd be looking at not only an accelerated approval but expect to have studies that would require a smaller number of patients, thereby reducing development costs.

So, we think it is a very affordable program for Antisense Therapeutics and we are excited by the prospects of being able to move rapidly through development and into the market with this drug.

John Kessell – Healthcare Analyst

The company had around $8.5M in cash at the end of March 2007. This is expected to last around 12 months, by which time the results of the Phase IIa trial for ATL1102 are expected to be published.

When would the optimal time to raise the next lot of cash be, how much is the next capital raising likely to be for and how long would you want these funds to last for?

ANP CEO – Mark Diamond

The company currently has sufficient cash to fund the completion of its Phase II clinical trial. Also, as I said earlier, we are looking at the potential partnering for ATL1102 at the completion of the Phase II trials. Thus, we'll continue to assess our cash requirements on an ongoing basis in the light of the possible partnering opportunities for ATL1102.

END OF INTERVIEW

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